RYAN'S FAMILY STEAK HOUSES, INC.
               REPORTS APRIL SALES INFORMATION

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that same-store sales for the 5-week period  ended
May 5, 1999 ("April") increased by 1.5%.  Details follow:

                                       April 1999
                                      (Unaudited)

  Total sales                       $65,550,000
  Increase from prior year                  +4%

  Average unit sales:
  Same-store (open at least 18 mos.)      +1.5%
  All-store (all Ryan's units)            +1.9%

Management noted that its 1999 advertising program commenced during April, covering approximately 58 restaurants during a portion of the month. Overall, the 1999 advertising program is expected to provide media coverage for 127 restaurants. The total cost is estimated at $2.8 million (compared to $2.0 million in 1998) with a substantial majority of the cost being incurred during the second quarter.

At May 5, 1999, the Company owned and operated 280 Ryan's.

The Company's next accounting period consists of 4 weeks, ending on June 2, 1999.